Filed pursuant to Rule 424(b)(3)
Registration No. 333-76498

G REIT, Inc.

Supplement No. 11 dated August 20, 2003
to the Prospectus dated July 22, 2002

     This Supplement No. 11 supplements, modifies and supercedes some of the information contained in our prospectus dated July 22, 2002 and Supplement No. 10 dated June 13, 2003. Unless we define a term in this Supplement No. 11, you should rely on our prospectus for the meaning of any defined terms. References in this Supplement No. 11 to “us”, “we” or “our company” means G REIT, Inc. and G REIT, L.P., unless the context otherwise requires.

STATUS OF OUR OFFERING

General

     We commenced our principal operations in the third quarter of 2002 when our registration statement was declared effective by the SEC and we completed our first property acquisition.

     As of August 11, 2003, we had offered 20,000,000 and sold approximately 9,224,314 shares of our common stock available for distribution to the public on a “best efforts” basis, and issued an additional approximately 109,253 shares to shareholders participating in our dividend reinvestment plan, resulting in gross proceeds of approximately $93,200,000. After taking into account cash used in connection with the acquisition of real estate properties, loans and payment of selling commissions, marketing support and due diligence reimbursement fees, we had approximately $3,800,000 in cash available to invest in properties as of August 11, 2003.

FEES AND EXPENSES PAID IN CONNECTION WITH OUR OFFERING

Selling Commissions

     As of August 11, 2003, we had incurred approximately $5,900,000 in selling commissions due to our dealer manager, a portion of which has been paid to participating broker-dealers as commissions.

Marketing Support and Due Diligence Reimbursement Fee

     As of August 11, 2003 we had incurred approximately $1,550,000 in marketing support and due diligence reimbursement fees to our dealer manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

     As of August 11, 2003, we had incurred approximately $2,175,000 in other organizational and offering expenses.

LASALLE CREDIT FACILITY

     On July 17, 2003, we amended our credit agreement with LaSalle Bank National Association to increase our line of credit from $40,000,000 to $65,000,000. The amended agreement also provides that we may request, on up to three separate occasions on or before July 17, 2005, to increase the line of credit to $200,000,000 in the aggregate.

ADVISORY AGREEMENT

     On July 28, 2003, our board of directors approved the renewal of the advisory agreement between our company and our advisor, Triple Net Properties, LLC, for a one-year period effective July 22, 2003.

PROPERTY ACQUISITIONS

     Bay View Plaza – Alameda, California

     On July 31, 2003, through our wholly owned subsidiary, GREIT – Bay View Plaza, LP, a California limited partnership, we acquired an approximately 97.2% undivided tenant in common interest in Bay View Plaza located in Alameda, California. The seller was not an affiliate of our company or our advisor. The remaining undivided tenant in common interest was purchased by NNN Bay View Plaza 1, LLC. The total purchase price for the property was approximately $11,655,000 in cash. The seller paid a sales commission to Triple Net Properties Realty, Inc. (“Realty”), an affiliate of the Company’s advisor, of $380,000, or approximately 3% of the purchase price.

     Built in 2001, the property consists of a 61,463 square foot two-story Class A office building on a 3.01 acre site located in the master-planned Harbor Bay Office Park in Alameda, California. There are approximately 423 parking spaces shared with an adjoining building, a parking ratio of 3.4 spaces per 1,000 square feet. The property’s address is 1600 Harbor Bay Parkway. The location provides access to Oakland International Airport, the BART transit system, a ferry to San Francisco and the new Ronald H. Cowan Parkway, a four lane highway connecting Harbor Bay Business Park to the airport and I-880 scheduled for completion in late 2003.

     Bay View Plaza is approximately 93% leased to four tenants including Good Guys, the State of California, National Medical Services and Lennar Partners. Good Guys occupied approximately 51% and the State of California, Employment Development Department, occupied approximately 20% of the property as of the date of acquisition. No leases expire during the next twelve months.

     The following table provides certain information with respect to the leases with these tenants at Bay View Plaza, as of July 2003.

						Changes to Rent
			Percentage of Property	Current		Per
Lessee	Rentable Square Feet	Lease Ends	Leased	Base Annual Rent	Rent Per Square Foot	Square Foot

Lennar Partners	2,320	4/2007	3.77%	36,192	$15.60		—
National Medical Services	11,146	10/2011	18.13	209,991	18.84	11/2003	$20.38
						11/2004	21.19
						11/2005	22.04
						11/2006	22.92
						11/2007	23.84
						11/2008	24.79
						11/2009	25.78

State of California (Employment Development Department) (1)	12,129	12/2010	19.73	289,615	23.88	1/2004	24.58
						1/2005	25.30
						1/2006	26.05
						1/2007	26.81
						1/2008	27.60
						1/2009	28.42
						1/2010	29.25
The Good Guys						4/2004	21.64
						4/2005	22.29
						4/2006	22.95
						4/2007	23.64
						4/2008	24.35
						4/2009	25.08
	31,579	3/2011	51.38	663,475	21.01	4/2010	25.83
Total Occupied	57,174		93.01	—	—		—

Vacant	4,289		6.99	—	—		—
Total	61,463		100.00%	$1,199,273	—		—

(1)	Government entity or government contractor

     The following table provides certain information with respect to lease expirations for the next 10 years at Bay View Plaza, as of July 2003.

		Rentable		Percent of Total Building	Percent of Gross Annual
		Sq. Ft. of	Base Annual	Rentable Sq. Ft.	Base Rent
	Number of Leases	Leases	Rent of Leases	Represented by Leases	Represented by Leases
Year Ending December 31	Expiring	Expiring	Expiring	Expiring	Expiring

2003	—	—	$—	—%	—%
2004	—	—	—	—	—
2005	—	—	—	—	—
2006	—	—	—	—	—
2007	1	2,320	36,192	3.77	3.02
2008	—	—	—	—	—
2009	—	—	—	—	—
2010	1	12,129	289,615	19.73	24.15
2011	2	42,725	873,466	69.51	72.83
2012	—	—	—	—	—

Total	4	57,174	$1,199,273	93.01%	100.00%

(1)	These amounts are based on the respective property’s current base annual rent, which may increase under the terms of the leases applicable to the respective property.

     We do not anticipate making any significant repairs or improvements to Bay View Plaza over the next few years. A Phase I environmental assessment completed in connection with the purchase of the property found no hazardous conditions. For federal income tax purposes, Bay View Plaza’s depreciable basis is approximately $9,906,750.

     We retained Realty to manage the property for a property management fee equal to 5% of the gross income of the property in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

North Pointe Corporate Center – Sacramento, California

     On August 11, 2003 our company, through its wholly owned subsidiary, GREIT - North Pointe, LP, a California limited partnership, purchased North Pointe Corporate Center located in Sacramento, California. The seller was an unaffiliated third party. The total purchase price for the property was approximately $24,205,000 and was paid in cash. The seller paid a sales commission to Realty of $705,000, or approximately 2.9% of the purchase price.

     North Pointe Corporate Center is a 130,805 square foot four-story Class A office building on 5.6 acres built in 1988. The property has immediate access to Interstate 80 which links the Bay Area to points east, and the Capital Center Freeway, the latter providing direct access to downtown Sacramento and points south. The property is centrally located near Sacramento’s fast-growing residential areas, Roseville and North Natomas.

     The property is approximately 82% leased to two tenants. At the date of acquisition, the Internal Revenue Service occupied approximately 68% and Quest Education Corporation occupied approximately 14% of the property. No leases expire during the next twelve months.

     The following table provides certain information with respect to the leases with these tenants at North Pointe Corporate Center, as of July 2003.

						Changes to Rent
			Percentage of Property	Current	Rent Per	Per
Lessee	Rentable Square Feet	Lease Ends	Leased	Base Annual Rent	Square Foot	Square Foot

GSA	89,179	4/2007	68.18%	2,490,000	$27.96		—
Quest Education Corporation	18,381	10/2011	14.05	386,001	21.00	4/2004	$21.60
Total Occupied	107,560		82.23	—	—		—

Vacant	23,245		17.77	—	—		—
Total	130,805		100.00%	$2,876,001	—		—

(1)	Government entity or government contractor

     The following table provides certain information with respect to lease expirations for the next 10 years at North Pointe Corporate Center, as of July 2003.

				Percent of Total Building	Percent of Gross Annual
				Rentable Sq. Ft.	Base Rent Represented by
	Number of Leases	Rentable Sq. Ft. of	Base Annual Rent of	Represented by Leases	Leases
Year Ending December 31	Expiring	Leases Expiring	Leases Expiring	Expiring	Expiring

2003	—	—	$—	—%	—%
2004	—	—	—	—	—
2005	—	—	—	—	—
2006	1	18,381	386,001	14.05	13.42
2007	1	89,179	2,490,000	68.18	86.58
2008	—	—	—	—	—
2009	—	—	—	—	—
2010	—	—	—	—	—
2011	—	—	—	—	—
2012	—	—	—	—	—

Total	2	107,560	$2,876,001	82.23%	100.00%

(1)	These amounts are based on the respective property’s current base annual rent, which may increase under the terms of the leases applicable to the respective property.

     We do not anticipate making any significant repairs or improvements to North Pointe Corporate Center over the next few years. A Phase I environmental assessment completed in connection with the purchase of the property found no hazardous conditions. For federal income tax purposes, North Pointe Corporate Center’s depreciable basis is approximately $20,574,250.

     We retained Realty to manage the property for a property management fee equal to 5% of the gross income of the property in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

Sacramento, California

     Market Overview

     The Sacramento market contains approximately 41.9 million net rentable square feet. During the second quarter of 2003, the citywide vacancy rate increased by less than 1%. Net absorption doubled, totaling 52,000 square feet at the end of the second quarter year-to-date. The average annual asking lease rate remained unchanged for the fourth consecutive quarter at approximately $19.80 per square foot. Subleased space decreased significantly from 900,000 square foot in the first quarter of 2003 to approximately 775,000 square feet. Four buildings were completed in the second quarter of 2003, with 13 office buildings currently under construction in the Sacramento area office market. When completed these buildings will add just over one million square feet to the total office market. The majority of these projects are due for completion by the end of 2003.

     Economy

     The Sacramento area’s 5.5% unemployment rate is below the national average of 6.7%. Since June 2002, the number of jobs available has decreased by approximately 500 jobs or 0.1%. The manufacturing, information and telecommunication sectors saw large job losses. Strong job gains from government agencies, trade, transportation and utilities helped to soften the losses.

     SOME OF THE INFORMATION DESCRIBED ABOVE, ALTHOUGH BELIEVED TO BE ACCURATE, WAS PROVIDED BY THIRD PARTIES UNAFFILIATED WITH OUR COMPANY, OUR ADVISOR OR ITS AFFILIATES. THEREFORE, NO ASSURANCE CAN BE GIVEN THAT SUCH INFORMATION IS ACCURATE.

FEES PAID IN CONNECTION WITH THE ACQUISITION OF PROPERTIES

Fees Paid in Connection with the Acquisition of Bay View Plaza

     Acquisition Expenses

     We paid costs and expenses for selecting, evaluating and acquiring this property, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos assessments, travel and communication expenses, and other related expenses totaling approximately $20,000.

     Property Management Fee

     We pay Realty a property management fee equal to 5% of the gross income from the property; however a portion of this fee may be re-allowed to a third party property manager. This fee is paid monthly. No property management fees are currently due.

Fees Paid in Connection with the Acquisition of North Pointe Corporate Center

     Acquisition Expenses

     We paid costs and expenses for selecting, evaluating and acquiring this property, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos assessments, travel and communication expenses, and other related expenses totaling approximately $27,000.

     Property Management Fee

     We pay Realty a property management fee equal to 5% of the gross income from the property; however a portion of this fee may be re-allowed to a third party property manager. This fee is paid monthly. No property management fees are currently due.

POTENTIAL PROPERTY ACQUISITIONS

     We are currently considering several other potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

•	our receipt of a satisfactory environmental survey and property appraisal for each property;

•	no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

•	our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

     There can be no assurance that any or all of the conditions will be satisfied.